By Electronic Mail Only

January 26, 2022

Cheryl Brown

Law Clerk

Division of Corporate Finance

U.S. Securities and Exchange Commission

Re: Murphy Canyon Acquisition Corp. (the “Company”)

Dear Ms. Brown,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Murphy Canyon Acquisition Corp. (the “Registrant”) hereby requests withdrawal of its Withdrawal Request dated January 25, 2022 to the Registration Statement on Form S-1, filed by the Registrant on January 6, 2022 (the “Registration Statement”) pursuant to Form RW WD. The Withdrawal Request was filed on EDGAR in error.

Should you have any questions regarding this application for withdrawal, please do not hesitate to contact Arthur Marcus, the Registrant’s outside counsel, at (212) 930-9700.

Sincerely,

/s/ Jack K. Heilbron
Jack K. Heilbron

cc:	Arthur Marcus, Esq.
Sichenzia Ross Ference LLP

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